FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registration Record No. 0175

Santiago, May 16, 2016.

Ger. Gen. N° 44/2016.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045 and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enersis Américas S.A. (“Enersis Américas” or the “Company”), I hereby inform you of the following significant event:

The Directors’ Committee of the Company, at an extraordinary meeting held today, has appointed Credicorp Capital Asesorías Financieras S.A. (“Credicorp Capital”) as the Independent valuator for the merger process, in which Enersis Américas would acquire Endesa Américas S.A. and Chilectra Américas S.A., where the latter companies would be dissolved without liquidation, and whose start was communicated through a Significant Event of the Company on May 7, 2016. The Directors’ Committee agreed the hiring of Credicorp Capital, so that it may issue a report pursuant to article 147 of the Chilean Companies Act Law N°18,046 (“LSA,” in its Spanish acronym).

Sincerely yours,

Domingo Valdés Prieto

General Counsel

c.c.:         Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

Banco Central de Chile (Central Bank of Chile)

                Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

   Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

                Depósito Central de Valores (Central Securities Depositary)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: May 17, 2016